

07003706

SEC ...ISSION
Washington, D.C. 20549

BD 3/12 *

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 AND ENDING 12-31-2006
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADEWORX SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET
(No. and Street)

NEW YORK — NY — 10004
(City) (State) (Zip Code)

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASDEEP CHAWLA — (630) 622-0045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JASDEEP SINGH CHAWLA
(Name – *if individual, state last, first, middle name*)

2182-D GLADSTONE CT — GLENDALE HEIGHTS, IL — 60139
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/16

OATH OR AFFIRMATION

I, Michael Maguire, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Worx Securities, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SONIA G. LEWIS
Notary Public, State of New York
No. 01LE6147293
Qualified in Kings County
Commission Expires May 30, 2010



Notary Public 2-23-07



Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADEWORX SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CURRENT ASSETS		
Cash	$ 89,577	
Referral fees receivable	2,364	
TOTAL CURRENT ASSETS		91,941
TOTAL ASSETS		$ 91,941
LIABILITIES		
Accounts Payable	$ 5,000	
TOTAL LIABILITIES		5,000
MEMBER'S EQUITY		
Equity	86,941	
TOTAL MEMBER'S EQUITY		86,941
TOTAL LIABILITIES AND MEMBER'S EQUITY		$ 91,941

See notes to financial statements

Chawla Group CPAs, LLC
2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

INDEPENDENT AUDITOR'S REPORT

To the Members
Tradeworx Serurities, LLC

We have audited the accompanying balance sheet of Tradeworx Securities, LLC (the Company) as of December 31,2006, and the related statement of operations, changes in member's equity, and cash flows for the year ending December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tradeworx Securities, LLC as of December 31, 2006, and the statement of Operations, changes in member's equity and its cash flows for the period January 1, 2006 through December 31, 2006 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital listed in the accompanying notes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the securities Exchange Act of 1934. Such Information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



Jasdeep Chawla, C.P.A.
Glendale Heights, Illinois
February 21, 2007

TRADEWORX SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

NOTE A: DESCRIPTION OF BUSINESS

Tradeworx Securities, LLC (the "Company") is a broker- dealer registered with the Securities and Exchange Commission(SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD). The Company's *operations* consist primarily of developing and licensing software, to be utilized by third party broker dealers.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Referral Fees Receivable

All receivables relate to signed agreements between the client and customers.

Referral Fees Revenue

Referral fees are received monthly and recognized as earned. Fees are based on terms of the client agreements.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company, as a limited liability company, has elected to be taxed as a partnership. Accordingly, the individual member reports the Company's income or loss on the member's income tax return

NOTE C: NET CAPITAL REQUIREMENT

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commisision Uniform Net Capital Rule 15c3-1. This Rule requires the maintainance of minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $84,577, which was $79,577 in excess of its minimum requirement of $5,000. (See Note H)

NOTE D: MAJOR CUSTOMERS

The Company received commission income from one customer aggregating substantially all revenue for the period ended Dcember 31, 2006

NOTE E: CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash balance in a financial institutions. The balance is insured by the Federal Deposit Insurance Corporation up to $ 100,000. At times, the balance may exceed Federal limits. Management does not anticipate any losses as a result of this concentration.

NOTE F: RELATED PARTY TRANSACTIONS

Persuant to an administrative service agreement between the Company and its parent, The Company pays a monthly administrativr fee for utilizing certain source of the parent. The Company was charged $ 73,314 for the year ended December 31, 2006 for the use of the office, utilities, etc.

NOTE G: EXEMPTION FOR RULE 15c3-3

The Company is exempt from the SEC Rule 15c-3-3 persuant to the exemptive provisions of sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a Special Reserve Bank Account for the Exclusive Benefit of Customers.

NOTE H: COMPUTATION OF NET CAPITAL

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

Member's equity		86,941
Less nonallowable assets		
Referral fee receivable		(2,364)
Net Capital		84,577
Aggregate indebtedness		5,000
Computes minimum net capital required		
(6 2/3% of Aggregate indebtedness)		333
Minimum Net Capital Required (under SEC Rule 15c3-1)		5,000
Excess net capital (84,577 less 5,000)		79,577
Percentage of Aggregate indebtedness to net capital	5,000 / 84,577	6%

There are no differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II- A filing as of December 31, 2006

END